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                                                           SEC FILE NUMBER
                                                                0-23585
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                                                             CUSIP NUMBER
                                                              290931-10-4
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K
              [ ] Form 10-Q    [ ] Form N-SAR

              For Period Ended:   December 31, 2000
                                ---------------------

              [ ]  Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:
                                               ---------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

Emergent Information Technologies, Inc.
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Full Name of Registrant

SM&A Corporation
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Former Name if Applicable

4695 MacArthur Ct., 8th Floor
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Address of Principal Executive Office (Street and Number)

Newport Beach, California 92660
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                       (a) The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

                       (b) The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K or
               [X} Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                       (c) The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The registrant has experienced turnover of key positions in its accounting and financial management staff. This, combined with changes in the accounting practices and standards used to report the registrant's discontinued operations, led to a significant increase in the work required to provide a complete accounting of the ongoing effort to discontinue certain operations. As a result, the registrant has been unable to complete its Form 10-K for the year ended December 31, 2000. Accordingly, the registrant is unable to file its Form 10-K for the year ended December 31, 2000 by the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Nafi Sedaghat                                      (949)           975-1487
---------------------------------------------  ------------  -------------------
                              (Name)            (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
        filed? If the answer is no, identify report(s).          [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                              [X] Yes  [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


================================================================================

                     Emergent Information Technologies, Inc.
       ------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     April 3, 2001                        By  /s/ Cathy L. Wood
      -------------------                        -------------------------------
                                                  Cathy L. Wood
                                                  Chief Financial Officer

                                                        Cathy L. Wood

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

___________________________________ ATTENTION __________________________________

        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
________________________________________________________________________________

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).




                                       2

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                                    EXHIBIT A

The registrant anticipates that the net income from continuing operations for its fiscal year ending December 31, 2000 will be $6.2 million, as compared with $7.0 million in 1999.

In August 2000, the registrant decided to discontinue certain proprietary commercial software product lines and the associated business unit. The registrant reported its decision and the resulting loss in its third quarter 2000 financial release to the public and its quarterly report on Form 10-Q for the quarter ended September 30, 2000 filed with the SEC.




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